[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

April 20, 2007

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s questions, received on April 20, 2007, which sets forth the Staff’s additional comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”). The Company is requesting confidential treatment of the contents of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.

Our response to the Staff’s comment (which has been retyped herein in bold for your ease of reference) is as follows:

Note 25. Litigation, page F-46

1.	Discuss the factors determining the affected revenue in the pre-settlement period (from 2002 through 2004). Specifically, is the revenue stream driven by the products related to the initially alleged select 5 patents or by the entire patent portfolio? How might the revenue streams be different given these two scenarios?

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

The Company advises the Staff that in determining the pre-settlement costs, the Company has included the [***].

The Company respectfully advises the Staff that in addition to the original 5 alleged patents, [***] more were subsequently added to the allegations; resulting in [***] total patents covered in TSMC’s allegations.

The affected revenue stream for the years 2002 to 2004 in relation to the Company’s total revenue stream is as follows: [***]

2. Further to the above, how might the royalty rates in the pre-settlement period be impacted by the difference in the number of patents considered in the pre-settlement period?

The Company believes that the difference in the number of patents considered in the pre-settlement period does not impact the royalty rates since the royalty rates are only applied to the affected revenue streams.

As mentioned in item #1, the affected revenue streams include [***].

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:	Richard R. Chang
Anne Chen
Semiconductor Manufacturing International Corporation
Carmen Chang
Michelle Edwards
Wilson Sonsini Goodrich & Rosati, P.C.

[***]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

John Wilde
Rossana Ley
Deloitte Touche Tohmatsu CPA Ltd.

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